SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Morgan’s Foods, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

616900106
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 616900106

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                [  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8.           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                           [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.             SEC USE ONLY

4.             SOURCE OF FUNDS*
WC

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                [  ]

6.             CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8.           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*               [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                [  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8.           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                           [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.             SEC USE ONLY

4.             SOURCE OF FUNDS*
OO

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                [  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8.           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                           [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.           TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616900106

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.             SEC USE ONLY

4.             SOURCE OF FUNDS*
OO

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                [  ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8.           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
0

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*                                                                           [  ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.           TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, no par value ("Common Stock") of Morgan’s Foods, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of August 1, 2011 and amends and supplements the Schedule 13D filed on June 4, 2007 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

-	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),

-	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),

-	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),

-	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”), and

-	Dale Chappell, a United States citizen (“Mr. Chappell”).

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Not applicable.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           None of the Reporting Persons beneficially own any shares of Common Stock.

(b)           Not applicable.

(c)           The following transactions were effected by the Domestic Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
08/01/2011	Common	(185,031)	$0.35

The following transactions were effected by the QP Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
08/01/2011	Common	(36,150)	$0.35

The following transactions were effected by the Offshore Fund during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
08/01/2011	Common	(75,368)	$0.35

The above transactions were effected on the open market.

(d)           Not applicable.

(e)           Brian Sheehy and Black Horse Capital Advisors LLC ceased to be members of a group with the other Reporting Persons in 2009.  The Reporting Persons ceased to be the beneficial owners of five percent of the shares of Common Stock on August 1, 2011.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 3, 2011

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC,
As General Partner

By:       /s/ Dale Chappell
-------------------------------------
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC,
As General Partner

By:        /s/ Dale Chappell
------------------------------------
Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:       /s/ Dale Chappell
------------------------------------
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:      /s/ Dale Chappell
------------------------------------
Dale Chappell, Managing Member

/s/ Dale Chappell
------------------------------
Dale Chappell